CALAMOS INVESTMENT TRUST

2020 Calamos Court

Naperville, Illinois 60563

July 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:  Calamos Timpani SMID Growth Fund, a series of Calamos Investment Trust

(File No. 33-19228; 811-05443)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Calamos Investment Trust (the “Trust”), on behalf of its series, Calamos Timpani SMID Growth Fund (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s registration statement on Form N-1A (together with all exhibits thereto) filed as Post-Effective Amendment No. 128 under the Securities Act and as Amendment No. 130 under the Investment Company Act of 1940, as amended, to the Trust’s registration statement on July 29, 2019 (Accession No. 0001193125-19-205684), in connection with the proposed initial registration of the Fund’s common shares of beneficial interest (together with all amendments and exhibits thereto, the “Registration Statement”). No securities were issued or sold pursuant to the Registration Statement.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Any questions or comments regarding this filing should be directed to our counsel, Rita Rubin of Ropes & Gray LLP, at (312) 845-1241.

Sincerely,

CALAMOS INVESTMENT TRUST, on behalf of Calamos Timpani SMID Growth Fund

By:	/s/ J. Christopher Jackson
J. Christopher Jackson, Esq.
Vice President and Secretary